OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah 84121

November 10, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Overstock.com, Inc.

Amendment No. 3 to Registration Statement on Form S-3

Filed October 9, 2015

File No. 333-203607

Dear Ms. Ransom:

As CEO of Overstock.com, Inc. (“Overstock” or the “Company”), I am submitting this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 5, 2015 relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  For convenience, the Staff’s comments are set forth herein in italics followed by our responses.  The Company has revised the Registration Statement, where applicable, in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 4 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.              We note your response to comment 1 and your revised disclosure on page 36 that “there will be robust and transparent data…available to the general public.”  Please further explain how and where the general public will be able to access the information in the distributed ledger.

Response:  As described in the Registration Statement, the Pro Securities ATS will maintain a proprietary ledger that will serve as the definitive ownership record with respect to our digital securities.  This proprietary ledger will reflect the current beneficial ownership of our digital securities as well as historical records of all transfers of our digital securities, including the price at which such transfers occurred, in each case on the basis of an anonymized account identifiers.  The Pro Securities ATS will electronically publish the proprietary ledger on a public basis, which will provide robust and transparent data to the general public.  At the same time, the Pro Securities ATS will record a cryptographic hash function to the distributed ledger network for

Ms. Mara L. Ransom

November 10, 2015

our digital securities.  More specifically, the Pro Securities ATS, utilizing tØ software technology, will input an exact copy of the proprietary ledger into a cryptographic hash function, which takes that input (i.e., the proprietary ledger) and returns a unique, fixed-size alpha-numeric string, which will be publicly recorded to the blockchain.  The mathematical underpinnings of the cryptography being utilized ensure that any accurate copy of the proprietary ledger that is entered as an input into the cryptographic hash function will produce a unique, fixed-size alpha-numeric string.  If a publicly available copy of the proprietary ledger has been altered in any manner at all—regardless of how minor an alteration it is, that altered copy, when input into the cryptographic hash function, will return an entirely different alpha-numeric string.  As a result, any person accessing a publicly available copy of the proprietary ledger that has been published can readily verify the validity of that copy of the proprietary ledger and therefore, the fulsome trading data that it reflects.

Moreover, the Pro Securities ATS will publish current market data, including pricing information for digital securities, on the tØ.com website to further facilitate public insight into the market value of our digital securities.

2.              We note your response to comment 3 that “the sale of the TIGRCub bonds was recorded to the distributed ledger directly by [you].”  Please identify the nature and role of participants who have the ability to record transactions directly to the distributed ledger and, if anyone can do so, what risk this poses to you.  In this regard, you previously included disclosure stating that “[p]articipants in a distributed ledger include persons who have access to the ledger on a read-only basis, persons who can initiate changes to the ledger by participating in a transaction to be recorded on the ledger, and persons who validate the transactions on the ledger.”  Clarify  the various kinds of “persons” you are referring to in this description, particularly in light of your response to comment 5 where you indicate that “[w]ith respect to the Company’s digital securities, the Bitcoin blockchain is solely used to mathematically prove the validity of copies of the definitive proprietary ledger that is controlled by the Pro Securites ATS” (emphasis added).  Considering your use of the Bitcoin blockchain appears to differ for purposes of the digital securities that you issued in an unregistered transaction, please confirm our understanding, if true, that you intend to use the Bitcoin blockchain in different manners depending upon whether the sales of your securities will be registered or unregistered.

Response:  As noted in the Registration Statement, the Company’s digital bonds (i.e., the TIGRCub bonds) have characteristics that differ from those of the digital securities that will be offered pursuant to the Registration Statement.  In particular, the Bitcoin blockchain will be utilized with respect to registered digital securities in a different manner than it was used in connection with our proof-of-concept private placements of digital bonds, which were executed primarily to demonstrate the capabilities of the underlying tØ technology.

With respect to the digital securities to be registered under the Registration Statement, all transactions are recorded to the proprietary ledger maintained by the Pro Securities ATS, which serves as the definitive record of ownership and transfers with respect to our digital securities.  In this regard, we respectfully advise the Staff that the Bitcoin blockchain is not involved and

Ms. Mara L. Ransom

November 10, 2015

participants in the Bitcoin blockchain play no role with respect to the maintenance or updating of the proprietary ledger.  As described in the Registration Statement, the Pro Securities ATS will electronically publish copies of the proprietary ledger that may be accessed by the public.  Published copies of the proprietary ledger will use anonymized account identifiers and will not include personal information with respect to those transacting in digital securities. As the Staff’s comment notes, the Company has previously described that with respect to the Company’s registered digital securities, the Bitcoin blockchain is solely used to prove mathematically the validity of copies of the definitive proprietary ledger.  As described in our response to Comment 1, the cryptographically-secured distributed ledger network technology enables members of the public that have accessed a copy of the proprietary ledger to confirm that it is not outdated and that it has not been manipulated and matches the valid proprietary ledger regardless of the source of that copy.

As the Staff notes, the Company’s Amendment No. 3 to the Registration Statement (“Amendment No. 3”) previously described participants in a distributed ledger network, including persons who have access to the distributed ledger on a read-only basis, persons who can initiate changes to the distributed ledger by participating in a transaction to be recorded on the distributed ledger, and persons who validate the transactions on the distributed ledger.  The Registration Statement was subsequently revised to remove this language in order to avoid any unintended suggestion that the validity of a transaction in our digital securities was in any way subject to recordation on the distributed ledger.  As the Company has previously noted, a trade in the Company’s digital securities is definitively settled at the time it is recorded on the proprietary ledger by the Pro Securities ATS using our tØ technology.  Whether a cryptographic hash function is recorded to the distributed ledger with respect to a set of consummated trades in the Company’s digital securities is not relevant to the occurrence and consummation of such trades.

With respect to our digital securities, the distributed ledger network participants referenced in Amendment No. 3 are those involved in the de minimis Bitcoin blockchain transaction pursuant to which a copy of the proprietary ledger will be embedded into the blockchain in order to provide a means for individuals to corroborate the validity of a copy of the proprietary ledger, as described on page 36 of the Registration Statement.  In order to fully address the Staff’s comment, we provide below additional details regarding the role of the individuals previously identified in Amendment No. 3:

•                  Persons who have access to the distributed ledger on a read-only basis — This category was intended to identify anyone who accesses the distributed ledger solely for the purpose of obtaining data from the blockchain.  In connection with our digital securities, this category would comprise those who utilize the Bitcoin blockchain soley to obtain the unique alpha-numeric string that is embedded in the blockchain, which resulted when the Pro Securities ATS utilized the tØ technology to input the proprietary ledger into the cryptographic hash function.

•                  Persons who can initiate changes to the distributed ledger by participating in a transaction to be recorded on the distributed ledger — This category was intended to identify anyone who directly utilizes the distributed ledger to execute a transaction that is recorded on the blockchain.  In connection with our digital securities, this

Ms. Mara L. Ransom

November 10, 2015

category refers to the Pro Securities ATS, which will send a de minimis amount of Bitcoin from an ATS-controlled Bitcoin wallet to another ATS-controlled Bitcoin wallet using the blockchain protocol.  As described in the Registration Statement, the blockchain protocol provides for an editable field that can be used to implant code or other data within the Bitcoin transaction that will be embedded into the blockchain and the Pro Securities ATS will use the tØ software will use this field to implant the proprietary ledger into the Bitcoin transfer made by the Pro Securities ATS.

•                  Persons who validate the transactions on the distributed ledger — This category was intended to describe parties (referred to as “miners” in the context of Bitcoin) who validate Bitcoin transaction, aggregate these transactions into a “block” of transactions, and update the blockchain to add this new block of validated transactions.  These persons validate Bitcoin transactions by creating hashes (i.e., inputting the new blocks into cryptographic hash functions to produce  unique, alpha-numeric strings), subject to a “proof of work” under the blockchain protocol.  A proof of work is a requirement that the hash produced by the miners must look a certain way (e.g., it must begin with a specified number of zeroes).  Miners produce different hashes by repeatedly modifying random pieces of extraneous data in the block and running the block through the cryptographic hash function, and they continue this process until a hash is produced that satisfies the “proof of work.”   In connection with our digital securities, these persons will be the Bitcoin network, which will validate the de minimis Bitcoin transaction consummated by the Pro Securities ATS and include it, together with the embedded proprietary ledger, in a block that is immutably incorporated into the blockchain.

3.              We note your response to comment 4 that the PATs will be issued by a “special purpose entity, sold via auction through PRO Securities ATS.”  Please clarify your role in the auction process, if any, including if the special purpose entity is owned or controlled by you.  Also, please note that we are still considering your response to comment 4 and we may have further comments regarding this issue.

Response:  PATs will be issued by a stand-alone, bankruptcy remote special purpose entity, which will not be owned nor controlled by the Company.  The special purpose entity will have a board of directors comprised solely of independent directors, which will approve the contractual arrangement between the special purpose entity and Pro Securities LLC.  Pursuant to this contractual arrangement with Pro Securities LLC, the Pro Securities ATS will administer auctions on behalf of the special purpose entity while Pro Securities LLC, a registered broker-dealer, will act as the special purpose entity’s agent with respect to certain communications with purchasers of PATs.  The Company’s relationship with Pro Securities LLC is described in detail in the Registration Statement under the Caption “Summary—Recent Developments.”  In the event of a liquidation, winding-down or other dissolution of the special purpose entity, neither the Company nor any of the Company’s affiliates will have any right or claim to the entity’s assets.

We respectfully submit to the Staff that the involvement of our affiliates in connection with the development of PATs and their role in the auction process for the sale of PATs by their issuer is immaterial to Overstock.com and its operations.  Moreover, because PATs are not included among the securities to be registered under the Registration Statement, we do not believe that PATs or the process for their issuance and distribution are material to investors in the securities that are covered by the Registration Statement.  Nonetheless, we would welcome the

Ms. Mara L. Ransom

November 10, 2015

opportunity to discuss supplementally the PATs product and the roles of the Company’s affiliates in the distribution and sale processes relating to PATs at the Staff’s convenience.  However, we respectfully request that such discussions be carried out separately from Overstock.com’s Registration Statement so as to not delay further the effectiveness thereof, and so as to avoid conflating what we believe are quite distinct matters for regulatory concern.

The ProSecurities ATS is not a stock exchange and has no listing requirements for issuers or for the securities traded, page 7

4.              Here or elsewhere in your prospectus, please clarify whether you intend to register any class of digital securities that you may issue in the future under Section 12 of the Securities Exchange Act of 1934, if known at this time.

Response:  As noted in the Registration Statement, our digital securities will be traded exclusively on a closed trading system and it is likely that there will be a limited number of holders of our digital securities.  In light of the foregoing, we currently do not expect that we will seek to register our digital securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor that we will be required pursuant to Section 12(g) of the Exchange Act to register our digital securities in the immediate future.  Nevertheless, we will register our digital securities if required to do so.

Information Incorporated by Reference, page 40

5.              Please include the Current Report on Form 8-K filed November 3, 2015 in the list of documents incorporated into the registration statement by reference.  See Item 12(a)(2) of Form S-3.

Response:  The Company has revised the Registration Statement to include in the Amendment its Current Report on Form 8-K filed November 3, 2015 in the list of documents incorporated therein by reference.

* * * *

In connection with responding to the Staff’s comments, I and the Company each acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Mara L. Ransom

November 10, 2015

•                  Overstock may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If I can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (801) 947-3100.

Respectfully submitted,

/s/ Dr. Patrick M. Byrne

Dr. Patrick M. Byrne
CEO, Overstock.com

cc:                                Jennifer Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

Michael Butowsky

Stephen J. Obie

Joel Telpner

Edward B. Winslow

Jones Day